Exhibit 23.1

Consent of Marcum LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Rani Therapeutics Holdings, Inc. (the “Company”) on Forms S-3 (File No. 333-266444 and 333-268855), and Forms S-8 (File No. 333-278116, 333-270747, 333-258415 and 333-264018), of our report dated March 31, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Rani Therapeutics Holdings, Inc. as of December 31, 2024 and for the year ended December 31, 2024, which report is included in this Annual Report on Form 10-K of the Company for the year ended December 31, 2024.

/s/ Marcum LLP

Marcum LLP

San Francisco, California

March 31, 2025